September 2, 2009
Mr. Christian Windsor
Mr. Matt McNair
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Rockville Financial, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended June 30, 2009 File No. 000-51239 (collectively the “Reports”)
Dear Messrs. Windsor and McNair:
We have reviewed the comments on the Rockville Financial, Inc. (“Rockville”) Annual Report on the above Reports provided to William J. McGurk, the President and Chief Executive Officer of Rockville, by Mr. Windsor in a letter dated August 19, 2009. We appreciate your comments and respectfully submit our responses for your review. Our responses are keyed to the sequential numbering of the comments in the letter and to the headings used in the letter.
Form 10-K for Fiscal Year Ended December 31, 2008
General
1.	It appears that your common stock became registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934 upon NASDAQ’s conversion to a national securities exchange in 2006. If this is true, in the future, please indicate on the cover page of the Form 10-K that your NASDAQ-listed securities are registered under Section 12(b) of the Act, or tell us why you are not required to do so.

Response:
We will so indicate in the future. Please note that the 10-K does correctly identify the title of class and name of exchange on which the shares are registered; however it transposed the 12(b) and 12(g) designations inadvertently.
Item 11. Executive Compensation
Incentive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A
2.	It does not appear that you included the performance targets used to determine compensation for your named executive officers in 2008. It appears that this information is material to understand your compensation program and how compensation amounts were determined. Please confirm that you will disclose and discuss, in future filings, the performance targets used to determine the compensation for relevant periods. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.
Response:
     The Company’s Officer Incentive Compensation Plan (“OICP”) provides for incentive compensation determinations focused on a funding formula. The funding formula in 2008, target net income after tax, is entirely formulaic and is disclosed in the proxy statement. The Company, through its Human Resources Committee, may reduce the amount of an individual officer’s bonus based on individual performance comments reviewed by the Committee as discussed with the Chief Executive Officer for all officers other than himself. These performance comments tend to be non-formulaic and subjective. Disclosure of the actual comments, to the extent they are recorded (there is no formal process by which this is done) would be misleading and result in competitive harm to the Company as the disclosure could be used by competitors to more effectively recruit away from the Company named executive officers about whom negative, subjective disclosure is made. If the SEC determines that further disclosure is necessary here, the Company would have no objection to adding the bolded/underlined language below to the existing disclosure:
     “For fiscal year 2008, the Company’s target net income after tax was $9.53 million and actual performance was $9.22 million which resulted in funding of 97% of the executive incentive pool. There were no adjustments made to the target net income during the year 2008. Executive Management however requested to the Human

Resources Committee that based on overall economic conditions and actual performance of the Company that the pool for Executive incentive payouts be reduced to 60%, to which the Human Resources Committee voted to approve. Incentive awards were then allocated to participants based on their individual performance, as defined by goals set for each executive at the start of the fiscal year. Individual goals vary by participants to reflect their role and responsibility. Individual performance evaluations are non-formulaic and subjective, and can result only in a reduction of the incentive payout for which the Executive would otherwise be entitled. As a result, the following incentive awards were allocated to the Named Executive Officers: “
Item 13. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A
3.	Please provide to the staff the information required by Item 404(b) of Regulation S-K and confirm that you will revise future filings to include this information.
Response:
Rockville respectfully believes its disclosure on page 35 of the proxy statement complies with the requirements of Item 404(b) of Regulation S-K.
Item 404(b) requires Rockville to disclose its policies, procedures for review, approval or ratification of any transaction required to be reported under Item 404(a). In Rockville’s case, there were no Item 404(a) related transactions required to be reported for the year 2008, except loans made by Rockville Bank. In accordance with Instruction 4.c. of Item 404(a), Rockville’s subsidiary, Rockville Bank, is a bank and the loans in question were not disclosed as nonaccrual, past due, restructured or potential problem loans under Guide 3. Accordingly, Rockville in its proxy statement makes the required disclosure that such loans were made in the ordinary course of business, on substantially the same terms as those prevailing for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility. Accordingly, there were no transactions required to be reported under Item 404(a). The additional disclosure that would otherwise be required under Item 404(b) (which we do not concede as necessary under these circumstances) would be redundant here as the disclosure references the requirements of federal banking law and regulation and generally describes the standards to be applied to approval of loans.
4.	In your disclosure on page 35, you indicate that officers, directors and other related parties can receive benefits available to other employees. Please advise the staff whether any of your officers or directors, or their affiliates, have received loans from the company or any of its subsidiaries that have received a reduced interest rate available to employees.

Response:
The officers and directors have not received any loans from Rockville. As discussed regarding Item #3 above, loans from the subsidiary Rockville Bank to such persons are subject to the insider lending restrictions of the Federal Reserve Board. All loans from Rockville Bank to directors and officers are made consistent with these restrictions. Rockville Bank makes available to all employees, directors and officers with one year or more of service, certain consumer loans at the same incremental reduced interest rate for as long as they are serving Rockville Bank. This is consistent with the following disclosure in the proxy statement: “All loans made by the Bank to Directors and executive officers or their related interests have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender.”
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Item 4. Submission of Matters to a Vote of Security Holders
5.	We note that you held your annual meeting of shareholders in April 2009. Please tell the staff how you determined that you were not required to provide the information required by Item 4 of Form 10-Q.
Response:
The information required by Item 4 of Form 10-Q for the period ending June 30, 2009 was inadvertently not included. All director nominees were elected and the auditor designee was ratified; there were no contested elections. Rockville will include such information in the Form 10-Q for the period ending September 30, 2009 unless the SEC requires an amendment to the June 30, 2009 10-Q.
Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.
If you require any additional information concerning this matter, please call me at (860) 291-3626 or our counsel, William W. Bouton III at (860) 725-6210.
Thank you for your attention to this matter.
ROCKVILLE FINANCIAL, INC.
/s/ John T. Lund

By:	John T. Lund SVP, Chief Financial Officer and Treasurer

cc:	William J. McGurk William W. Bouton III, Esq.

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